UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

PROCEPT BioRobotics Corporation
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

74276L105
(CUSIP Number)

John Bateman
CPMG, Inc.
4215 West Lovers Ln, Suite 100
Dallas, Texas 75209
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74276L105	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
958,334

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
958,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
958,334

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 74276L105	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,814

	8	SHARED VOTING POWER
1,764,593

	9	SOLE DISPOSITIVE POWER
5,814

	10	SHARED DISPOSITIVE POWER
1,764,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,770,407

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP NO. 74276L105	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
ANTAL ROHIT DESAI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
130,249 (1)

	8	SHARED VOTING POWER
1,325,369

	9	SOLE DISPOSITIVE POWER
130,249 (1)

	10	SHARED DISPOSITIVE POWER
1,325,369

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,455,618 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes 72,442 Shares (as defined herein) that are obtainable upon exercise of options granted to the Reporting Person.

CUSIP NO. 74276L105	Page 5 of 8 Pages
1	NAMES OF REPORTING PERSONS
WHITE TAILED PTARMIGAN, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
711,547

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
711,547

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
711,547

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 74276L105	Page 6 of 8 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, $0.00001 par value per share (the “Shares”), of PROCEPT BioRobotics Corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 150 Baytech Drive, San Jose, California 95134. This Amendment No. 6 amends and supplements the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on September 27, 2021, as amended by Amendment No. 1 filed with the SEC on September 8, 2022, Amendment No. 2 filed with the SEC on September 13, 2022, Amendment No. 3 filed with the SEC on November 16, 2022, Amendment No. 4 filed with the SEC on December 7, 2022, and Amendment No. 5 filed with the SEC on May 7, 2024 (collectively, “the Schedule 13D”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings given to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a, b) As of the date hereof, CPMG may be deemed to be the beneficial owner of 958,334 Shares (approximately 1.9% of the total number of Shares outstanding). This amount includes: (i) 711,547 Shares held for the account of WTP; (ii) 180,527 Shares held for the account of Mallard Fund; and (iii) 66,260 Shares held for the account of Kestrel Fund. CPMG is the general partner and investment manager of each of WTP, Mallard Fund and Kestrel Fund.

As of the date hereof, Mr. McGaughy may be deemed to be the beneficial owner of 1,770,407 Shares (approximately 3.4% of the total number of Shares outstanding). This amount includes: (i) 958,334 Shares beneficially owned by CPMG; (ii) 806,259 Shares held by Lagos Trust, of which Mr. McGaughy is trustee and shares voting and dispositive power with his spouse; and (iii) 5,814 Shares held directly by Mr. McGaughy.

As of the date hereof, Mr. Desai may be deemed to be the beneficial owner of 1,455,618 Shares (approximately 2.8% of the total number of Shares outstanding). This amount includes: (i) 958,334 Shares beneficially owned by CPMG; (ii) 57,807 Shares held directly by Mr. Desai; (iii) 367,035 Shares held by The 2:22 DNA Trust; and (iv) 72,442 Shares that are obtainable upon exercise of options granted to Mr. Desai.

As of the date hereof, WTP may be deemed the beneficial owner of 711,547 Shares (approximately 1.4% of the total number of Shares outstanding) held for its account.

Each of the Reporting Persons exercises shared voting power and shared dispositive power over the 711,547 Shares held for the account of WTP. CPMG, Mr. McGaughy and Mr. Desai exercise shared voting power and shared dispositive power over the 180,527 Shares held for the account of Mallard Fund and the 66,260 Shares held for the account of Kestrel Fund. Mr. McGaughy and his spouse exercise shared voting power and shared dispositive power over the 806,259 Shares held by Lagos Trust. Mr. McGaughy exercises sole voting power and sole dispositive power over the 5,814 Shares he holds directly. Mr. Desai and his spouse exercise shared voting power and shared dispositive power over the 367,035 Shares held by The 2:22 DNA Trust. Mr. Desai exercises sole voting power and sole dispositive power over the 57,807 Shares he holds directly and the 72,442 Shares that are obtainable upon exercise of options granted to Mr. Desai.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i) and are based on (i) 51,424,151 Shares outstanding as of April 29, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 2, 2024, and, for Mr. Desai, (ii) the 72,442 Shares Mr. Desai has the right to acquire upon exercise of options.

CUSIP NO. 74276L105	Page 7 of 8 Pages
(c) On May 20, 2024, WTP made an in-kind distribution of 2,112,134 Shares on a pro-rata basis, for no consideration, of which: (i) Kestrel Fund received 12,223 Shares; (ii) Lagos Trust received 252,667 Shares; (iii) The 2:22 DNA Trust received 150,712 Shares; (iv) Mr. McGaughy received 1,122 Shares; and (v) Mr. Desai received 95 Shares.

Also on May 20, 2024, Mallard Fund made an in-kind distribution of 164,100 Shares on a pro-rata basis, for no consideration, of which Mr. McGaughy and Mr. Desai received 169 Shares and 37 Shares, respectively.

Except for the transactions reported herein, there have been no transactions in the Shares by the Reporting Persons since the filing of Amendment No. 5.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) As of May 20, 2024, each of the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

CUSIP NO. 74276L105	Page 8 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

ANTAL ROHIT DESAI

/s/ Antal Rohit Desai

WHITE TAILED PTARMIGAN, LP

	By:	CPMG, Inc., its General Partner

	By:	/s/ John Bateman
		Name:	John Bateman
		Title:	Chief Operating Officer

May 22, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001)